Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces Unaudited Second Quarter 2015 Earnings and Declares Quarterly Dividend

Macau, Thursday, August 6, 2015 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, today reported its unaudited financial results for the second quarter of 2015.

Net revenue for the second quarter of 2015 was US$916.8 million, representing a decrease of approximately 24% from US$1,199.5 million for the comparable period in 2014. The decline in net revenue was primarily attributable to lower rolling chip revenues and mass market table games revenues in Macau, partially offset by the net revenue generated by City of Dreams Manila, which started operations in December 2014.

Adjusted property EBITDA(1) was US$204.9 million for the second quarter of 2015, as compared to Adjusted property EBITDA of US$313.6 million in the second quarter of 2014. The 35% year-over-year decline in Adjusted property EBITDA was attributable to lower group-wide rolling chip volumes and rolling chip win rate, together with a lower contribution from the mass market table games segment.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the second quarter of 2015 was US$24.3 million, or US$0.05 per ADS, compared with net income attributable to Melco Crown Entertainment of US$143.6 million, or US$0.26 per ADS, in the second quarter of 2014. The net loss attributable to noncontrolling interests during the second quarter of 2015 of US$30.0 million was related to Studio City and City of Dreams Manila.

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “We delivered a solid operating and financial performance in the second quarter of 2015 in what continues to be a challenging environment for Macau.

“During the quarter, we maintained our company-wide cost control focus, including continuous strong discipline on marketing costs, player reinvestment and payroll costs. While we are focused on managing costs during this challenging demand environment, we remain fully committed to the long term development of our employees.

“As an employer of choice with a strong and deep heritage in Macau, we believe that our long term success is dependent on the hard work and dedication of our employees, and the development of Macau into a leading, multi-faceted leisure and tourism destination. The development of our employees and the ongoing support of the local community are evident in our market-leading training and community programs.

“The imminent opening of Studio City has created new and exciting employment opportunities for the community and our existing employees. We expect a meaningful number of our experienced colleagues to choose to take advantage of the new opportunities and new avenues to professional growth and development available at Studio City. Studio City will benefit from the sharing of the Company’s core values and community spirit, and the industry expertise necessary to deliver market-leading services upon its opening. The lateral movement of employees facilitates the rationalization of our work force and is expected to allow us to realize potential cost-savings across all the relevant businesses at the time of opening.

“We are very excited about Studio City as our subsidiary embarks on the next major stage of development, with the opening of the Hollywood-inspired integrated resort on October 27, 2015. This latest large-scale integrated resort is designed to introduce to Macau a more diversified mix of entertainment than ever before and set to become a catalyst to the market, and substantially enhance Macau’s appeal to an increasingly sophisticated Asian consumer who is continually seeking world-class, multi-faceted tourism experience.

“Studio City, on track to meet its design and construction budget of US$2.3 billion, will complement our already unique and innovative portfolio of assets including City of Dreams, which remains the leading premium-focused integrated resort in Macau.

“Macau is currently experiencing a difficult period. However, we believe that through the strong leadership from the Macau and Chinese governments, the ongoing build-out of significant local and regional infrastructure, together with an expanding and increasingly affluent Chinese middle-to-upper-class, Macau remains the world’s most important and exciting gaming market. We look forward to continuing our leadership role in the development of Macau into a truly diversified tourist destination.

“In Manila, City of Dreams continues to grow revenues across all business segments, with the rolling chip segment gaining meaningful traction last month. The property’s world-class array of gaming and non-gaming attractions enables City of Dreams Manila to enjoy market-leading visitation in Manila, positioning the property for long term success as the city develops into one of the leading tourism destinations in Asia.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2015, net revenue at City of Dreams was US$654.2 million compared to US$967.5 million in the second quarter of 2014. City of Dreams generated Adjusted EBITDA of US$179.0 million in the second quarter of 2015, representing a decrease of 38% compared to US$290.2 million in the comparable period of 2014. The decline in Adjusted EBITDA was primarily a result of lower rolling chip revenues and mass market table games revenues.

Rolling chip volume totaled US$11.1 billion for the second quarter of 2015 versus US$22.1 billion in the second quarter of 2014. The rolling chip win rate was 2.7% in both quarters ended June 30, 2015 and 2014. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop decreased to US$1,198.8 million compared with US$1,330.8 million in the second quarter of 2014. The mass market table games hold percentage was 32.4% in the second quarter of 2015 compared to 37.4% in the second quarter of 2014.

Gaming machine handle for the second quarter of 2015 was US$1,116.7 million, compared with US$1,511.4 million in the second quarter of 2014.

Total non-gaming revenue at City of Dreams in the second quarter of 2015 was US$63.8 million, compared with US$67.2 million in the second quarter of 2014.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2015, net revenue at Altira Macau was US$143.9 million compared to US$181.6 million in the second quarter of 2014. Altira Macau generated Adjusted EBITDA of US$6.5 million in the second quarter of 2015 compared with Adjusted EBITDA of US$15.6 million in the second quarter of 2014. The year-over-year decrease in Adjusted EBITDA was primarily a result of lower rolling chip revenues.

Rolling chip volume totaled US$6.5 billion in the second quarter of 2015 versus US$8.3 billion in the second quarter of 2014. The rolling chip win rate was 2.7% in both quarters ended June 30, 2015 and 2014. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$166.7 million in the second quarter of 2015, a decrease from US$196.8 million generated in the comparable period in 2014. The mass market table games hold percentage was 15.9% in both quarters ended June 30, 2015 and 2014.

Gaming machine handle for the second quarter of 2015 was US$7.7 million.

Total non-gaming revenue at Altira Macau in the second quarter of 2015 was US$8.2 million compared with US$9.1 million in the second quarter of 2014.

Mocha Clubs Second Quarter Results

Net revenue from Mocha Clubs totaled US$33.2 million in the second quarter of 2015 as compared to US$36.5 million in the second quarter of 2014. Mocha Clubs generated US$7.1 million of Adjusted EBITDA in the second quarter of 2015 compared with US$8.6 million in the same period in 2014.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,200 in both quarters ended June 30, 2015 and 2014. The net win per gaming machine per day was US$299 in the second quarter of 2015, as compared with US$331 in the comparable period in 2014.

City of Dreams Manila Second Quarter Results

For the second quarter of 2015, net revenue at City of Dreams Manila was US$75.0 million. City of Dreams Manila generated Adjusted EBITDA of US$12.6 million in the second quarter of 2015.

Rolling chip volume totaled US$495.8 million for the second quarter of 2015. The rolling chip win rate was 2.4% in the second quarter of 2015. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop was US$116.6 million and the mass market table games hold percentage was 25.4% in the second quarter of 2015.

Gaming machine handle for the second quarter of 2015 was US$465.1 million. The number of gaming machines in operation at City of Dreams Manila averaged approximately 1,700 in the second quarter of 2015. The net win per gaming machine per day was US$183 for the second quarter of 2015.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2015 was US$28.6 million.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2015 were US$28.0 million, which mainly included interest income of US$4.7 million and interest expenses, net of capitalized interest, of US$23.9 million and US$9.9 million of other finance costs. We recorded US$39.1 million of capitalized interest during the second quarter of 2015, primarily relating to Studio City and the fifth hotel tower at City of Dreams.

The year-on-year decrease of US$7.9 million in net non-operating expenses was primarily due to higher capitalized interest in the current quarter and lower loan commitment fees after the drawdown of the Studio City US$1.3 billion term loan facility, partially offset by higher interest expenses resulted from the drawdown of the Studio City US$1.3 billion term loan facility.

Depreciation and amortization costs of US$115.7 million were recorded in the second quarter of 2015, of which US$14.3 million was related to the amortization of our gaming subconcession and US$16.1 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of June 30, 2015 totaled US$3.0 billion, including US$0.3 billion of bank deposits with original maturity over three months and US$1.2 billion of restricted cash, primarily related to Studio City. Total debt at the end of the second quarter of 2015 was US$4.0 billion.

Capital expenditures for the second quarter of 2015 were US$400.8 million, which predominantly related to Studio City, various projects at City of Dreams, including the fifth hotel tower, and City of Dreams Manila.

Dividend Declaration

On August 6, 2015, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.0134 per our ADS for the second quarter of 2015 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about Friday, September 4, 2015 to our shareholders whose names appear on the register of members of the Company at the close of business on Monday, August 17, 2015, being the record date for determination of entitlements to the Quarterly Dividend.

Community Support and Investment

As an employer of choice with a strong and deep heritage in Macau, we have always maintained a steadfast commitment to the long term development of our employees and support of the local community. This is highlighted by the following initiatives we have recently instituted or expanded:

•	Whole Person Development is about creating a foundation of knowledge, enhancing this through experience and exposure in a multitude of learning ways beyond the classroom. While promotion of individuals is the likely outcome of talent development, the development of individuals is about making them better in their roles and enabling them to grow and expand their horizons professionally and personally.

•	To share with the community the pride of Macau and further demonstrate our strength in unique entertainment offerings, we are offering 100 tickets to The House of Dancing Water show every day to the Macau community, with priority given to the youth, elderly and other underprivileged segments of the community.

•	To showcase the extensive career choices The House of Dancing Water show offer to local Macau people and to inspire insights on the curriculum preparation to meet the demands of Macau’s creative and entertainment industry. We recently invited over 80 educators from local universities and educational institutes, as well as representatives of labor unions, to a backstage journey for an up-close encounter with this world-class production.

•	Life-long learning is a journey, regardless of where we are in our careers or age. We wanted to create a culture of learning. We recently announced the in-house Diploma in Casino Management for our local employees. It has been brought in-house to the MCE Learning Academy as part of our commitment to developing local talents. The collaboration with the University of Macau on this program enables our own employees both convenience and access to learning.

•	Our “Back-to-School” program, which started in 2010 in partnership with the Department of Education, has seen the second class of graduates this year. Six employees from Table Games Department completed their high school diploma after three years of perseverance. The program was Macau’s first in-house high school diploma program, giving our employees a chance to complete high school education.

•	Our “Dare to Dream” series, which began in 2012, offers Macau locals once-in-a-lifetime opportunities to study with international artists and experts. This year, a local Macau student won an internship at the headquarters of Zaha Hadid Architects in London at the Dare to Dreams Zaha Hadid Design Contest.

•	To share with the community the pride of Macau and further demonstrate our strength in unique entertainment offerings, we are offering 100 tickets to The House of Dancing Water show every day to the Macau community, with priority given to the youth, elderly and other underprivileged segments of the community.

Scheduled Opening of Studio City

As we, being the majority shareholder, are preparing for the opening of Studio City, we continue to monitor news reports and Macau government’s policies relating to gaming table allocations in Macau. We understand that a Macau gaming operator received an allocation of only 150 tables in May 2015. We are mindful that the operational and financial performance of Studio City will depend to a large extent on the number of gaming tables allocated by the Macau government and we remain concerned about receiving materially fewer tables than we intend to request for Studio City. Notwithstanding this concern, we believe Studio City’s unique and diversified offerings will make it a unique asset built consistent with the Macau government’s objective of delivering world class entertainment.

Studio City – Asia’s Entertainment Capital

Situated in the heart of Cotai and adjacent to the Lotus Bridge Immigration Point and directly connected to the light rail system, Studio City combines Macau’s most diversified mix of entertainment with an exciting array of accommodation, regional and international dining and designer brand shopping, as well as a spacious and contemporary casino.

Entertainment:

•	Golden Reel – This world’s highest ‘Figure-8’ Ferris wheel raises some 130 meters high, between Studio City’s stunning, Art Deco-inspired twin hotel towers.

•	Batman Dark Flight – In collaboration with Warner Bros. and DC Entertainment, ‘Batman Dark Flight’ is the world’s first flight simulation ride based on the “Batman” intellectual property franchise.

•	Warner Bros. Fun Zone – The 40,000-square-foot fun-filled indoor play center is packed with rides and interactive fun zones-themed around your favorite Warner Bros. and DC Comics characters.

•	The House of Magic – A one-of-a-kind multi-theater attraction housing magic acts performed by leading magicians from around the world. The House of Magic is set to become the premier performance venue for magicians globally.

•	Studio City Event Center – A 5,000-seat multi-purpose entertainment center.

•	Studio 8 – The only TV Studio facility in Macau to provide open access ‘plug in and play’ facilities to create a fully operational television recording and broadcast studio.

•	Pacha Macau – One of the world’s biggest names in nightclubs, Pacha will bring ibiza-style nightlife to Macau and Greater China for the very first time.

Accommodation: The Studio City Hotel will offer approximately 1,600 guest rooms catering to leisure destination seekers from across Asia and around the world.

Dining: Studio City will offer a diverse range of world-class restaurants, cafes and a number of relaxed bars and lounges. Over 30 food and beverage venues will be located throughout the property. A stunning Cosmos Food Station takes visitors on a Space Station-themed dining experience with holographic projection technology creating ‘out-of-this-world’ deep space visages.

Retail: Merchandised, marketed and managed by Taubman Asia, The Boulevard at Studio City, a 350,000-square-foot mall, will bring the world’s best retail experiences to life in Macau.

Studio City – This is Entertainment.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its second quarter 2015 financial results on Thursday, August 6, 2015 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004

US Toll/International	1 845 675 0437

HK Toll	852 3018 6771

HK Toll Free	800 906 601

UK Toll Free	080 823 46646

Australia Toll Free	1 800 457 076

Philippines Toll Free	1 800 165 10607

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696

US Toll/International	1 646 254 3697

HK Toll Free	800 963 117

Philippines Toll Free	1 800 161 20166

Conference ID	89101514

Safe Harbor Statement

This release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “design”, “on track”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, gain on disposal of assets held for sale and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale, corporate and others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this release.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this release.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$874,460	$1,165,349	$1,885,702	$2,485,488
Rooms	48,451	33,565	93,014	66,999
Food and beverage	29,382	19,289	58,889	40,633
Entertainment, retail and others	24,486	25,676	47,703	52,991

Gross revenues	976,779	1,243,879	2,085,308	2,646,111
Less: promotional allowances	(59,991)	(44,344)	(114,268)	(89,257)

Net revenues	916,788	1,199,535	1,971,040	2,556,854

OPERATING COSTS AND EXPENSES
Casino	(624,027)	(823,450)	(1,340,821)	(1,737,080)
Rooms	(4,611)	(3,016)	(9,866)	(6,142)
Food and beverage	(7,684)	(4,727)	(15,685)	(10,459)
Entertainment, retail and others	(18,169)	(15,143)	(33,291)	(29,437)
General and administrative	(88,930)	(73,601)	(182,360)	(140,066)
Payments to the Philippine Parties	(4,137)	—	(7,273)	—
Pre-opening costs	(28,005)	(20,063)	(69,283)	(28,594)
Development costs	(1)	(4,775)	(21)	(6,300)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(16,118)	(16,118)	(32,236)	(32,236)
Depreciation and amortization	(85,290)	(61,269)	(165,567)	(125,671)
Property charges and others	(3,538)	(255)	(3,839)	(1,947)
Gain on disposal of assets held for sale	—	—	—	22,072

Total operating costs and expenses	(894,820)	(1,036,727)	(1,888,861)	(2,124,479)

OPERATING INCOME	21,968	162,808	82,179	432,375

NON-OPERATING INCOME (EXPENSES)
Interest income	4,714	3,777	6,534	7,652
Interest expenses, net of capitalized interest	(23,931)	(28,722)	(50,970)	(60,393)
Other finance costs	(9,910)	(12,014)	(22,292)	(23,868)
Foreign exchange gain (loss), net	1,665	477	2,919	(1,751)
Other income, net	533	658	1,081	1,216
Loss on extinguishment of debt	(481)	—	(481)	—
Costs associated with debt modification	(545)	—	(545)	—

Total non-operating expenses, net	(27,955)	(35,824)	(63,754)	(77,144)

(LOSS) INCOME BEFORE INCOME TAX	(5,987)	126,984	18,425	355,231
INCOME TAX CREDIT (EXPENSE)	196	(304)	(378)	(2,993)

NET (LOSS) INCOME	(5,791)	126,680	18,047	352,238
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	30,045	16,958	66,836	30,943

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$24,254	$143,638	$84,883	$383,181

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.015	$0.087	$0.053	$0.232

Diluted	$0.015	$0.086	$0.052	$0.230

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.045	$0.261	$0.158	$0.696

Diluted	$0.045	$0.259	$0.156	$0.690

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,617,144,022	1,652,483,503	1,616,590,943	1,651,889,758

Diluted	1,627,148,496	1,665,451,572	1,627,319,469	1,665,911,822

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,523,443	$1,597,655
Bank deposits with original maturity over three months	274,437	110,616
Restricted cash	849,509	1,447,034
Accounts receivable, net	276,466	253,665
Amounts due from affiliated companies	617	1,079
Deferred tax assets	12	532
Income tax receivable	6	15
Inventories	22,357	23,111
Prepaid expenses and other current assets	69,244	69,254

Total current assets	3,016,091	3,502,961

PROPERTY AND EQUIPMENT, NET	5,381,518	4,696,391
GAMING SUBCONCESSION, NET	399,175	427,794
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	199,752	287,558
RESTRICTED CASH	356,979	369,549
DEFERRED TAX ASSETS	153	115
DEFERRED FINANCING COSTS, NET	199,746	174,872
LAND USE RIGHTS, NET	854,952	887,188

TOTAL ASSETS	$10,494,501	$10,432,563

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$16,473	$14,428
Accrued expenses and other current liabilities	1,009,669	1,005,720
Income tax payable	5,660	6,621
Capital lease obligations, due within one year	27,575	23,512
Current portion of long-term debt	44,989	262,750
Amounts due to affiliated companies	1,648	3,626

Total current liabilities	1,106,014	1,316,657

LONG-TERM DEBT	3,934,583	3,640,031
OTHER LONG-TERM LIABILITIES	95,458	93,441
DEFERRED TAX LIABILITIES	56,885	58,949
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	278,027	278,027
LAND USE RIGHTS PAYABLE	—	3,788

SHAREHOLDERS’ EQUITY
Ordinary shares	16,309	16,337
Treasury shares	(277)	(33,167)
Additional paid-in capital	3,068,950	3,092,943
Accumulated other comprehensive losses	(18,146)	(17,149)
Retained earnings	1,266,306	1,227,177

Total Melco Crown Entertainment Limited shareholders’ equity	4,333,142	4,286,141
Noncontrolling interests	690,392	755,529

Total equity	5,023,534	5,041,670

TOTAL LIABILITIES AND EQUITY	$10,494,501	$10,432,563

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Crown Entertainment Limited	$24,254	$143,638	$84,883	$383,181
Pre-opening Costs, Net	15,417	15,043	41,574	21,591
Development Costs, Net	1	4,775	21	6,300
Property Charges and Others, Net	3,538	255	3,839	1,947
Loss on Extinguishment of Debt, Net	481	—	481	—
Costs Associated with Debt Modification, Net	545	—	545	—

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$44,236	$163,711	$131,343	$413,019

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.027	$0.099	$0.081	$0.250

Diluted	$0.027	$0.098	$0.081	$0.248

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.082	$0.297	$0.244	$0.750

Diluted	$0.082	$0.295	$0.242	$0.744

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,617,144,022	1,652,483,503	1,616,590,943	1,651,889,758

Diluted	1,627,148,496	1,665,451,572	1,627,319,469	1,665,911,822

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended June 30, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(1,287)	$3,923	$126,774	$(32,781)	$(21,334)	$(53,327)	$21,968

Payments to the Philippine Parties	—	—	—	—	4,137	—	4,137
Land Rent to Belle Corporation	—	—	—	—	886	—	886
Pre-opening Costs	—	—	18	21,556	1,851	4,580	28,005
Development Costs	—	—	—	—	—	1	1
Depreciation and Amortization	7,726	3,144	51,585	10,899	25,415	16,949	115,718
Share-based Compensation	29	21	606	73	1,681	2,560	4,970
Property Charges and Others	—	—	—	—	—	3,538	3,538

Adjusted EBITDA	6,468	7,088	178,983	(253)	12,636	(25,699)	179,223
Corporate and Others Expenses	—	—	—	—	—	25,699	25,699

Adjusted Property EBITDA	$6,468	$7,088	$178,983	$(253)	$12,636	$—	$204,922

	Three Months Ended June 30, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$8,851	$5,070	$233,742	$(15,372)	$(16,948)	$(52,535)	$162,808

Land Rent to Belle Corporation	—	—	—	—	897	—	897
Pre-opening Costs	—	464	1,614	4,193	12,895	—	19,166
Development Costs	—	—	—	—	—	4,775	4,775
Depreciation and Amortization	6,679	2,820	54,528	10,885	653	16,132	91,697
Share-based Compensation	34	38	350	7	1,986	2,837	5,252
Property Charges and Others	—	255	—	—	—	—	255

Adjusted EBITDA	15,564	8,647	290,234	(287)	(517)	(28,791)	284,850
Corporate and Others Expenses	—	—	—	—	—	28,791	28,791

Adjusted Property EBITDA	$15,564	$8,647	$290,234	$(287)	$(517)	$—	$313,641

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended
	June 30,
	2015	2014
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$204,922	$313,641
Corporate and Others Expenses	(25,699)	(28,791)

Adjusted EBITDA	179,223	284,850
Payments to the Philippine Parties	(4,137)	—
Land Rent to Belle Corporation	(886)	(897)
Pre-opening Costs	(28,005)	(19,166)
Development Costs	(1)	(4,775)
Depreciation and Amortization	(115,718)	(91,697)
Share-based Compensation	(4,970)	(5,252)
Property Charges and Others	(3,538)	(255)
Interest and Other Non-Operating Expenses, Net	(27,955)	(35,824)
Income Tax Credit (Expense)	196	(304)

Net (Loss) Income	(5,791)	126,680
Net Loss Attributable to Noncontrolling Interests	30,045	16,958

Net Income Attributable to Melco Crown Entertainment Limited	$24,254	$143,638

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Six Months Ended June 30, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(1,346)	$9,051	$309,493	$(56,499)	$(71,697)	$(106,823)	$82,179

Payments to the Philippine Parties	—	—	—	—	7,273	—	7,273
Land Rent to Belle Corporation	—	—	—	—	1,780	—	1,780
Pre-opening Costs	—	—	379	33,890	28,052	6,962	69,283
Development Costs	—	—	—	—	—	21	21
Depreciation and Amortization	14,588	6,276	103,741	21,792	46,720	33,305	226,422
Share-based Compensation	59	42	868	102	3,384	5,326	9,781
Property Charges and Others	—	—	301	—	—	3,538	3,839

Adjusted EBITDA	13,301	15,369	414,782	(715)	15,512	(57,671)	400,578
Corporate and Others Expenses	—	—	—	—	—	57,671	57,671

Adjusted Property EBITDA	$13,301	$15,369	$414,782	$(715)	$15,512	$—	$458,249

	Six Months Ended June 30, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$35,766	$11,797	$517,157	$(27,411)	$(25,742)	$(79,192)	$432,375

Land Rent to Belle Corporation	—	—	—	—	1,777	—	1,777
Pre-opening Costs	—	1,078	1,731	5,048	18,960	—	26,817
Development Costs	—	—	—	—	—	6,300	6,300
Depreciation and Amortization	14,499	5,779	111,376	21,768	1,099	32,005	186,526
Share-based Compensation	66	84	578	7	3,778	5,404	9,917
Property Charges and Others	—	1,190	757	—	—	—	1,947
Gain on Disposal of Assets Held For Sale	—	—	—	—	—	(22,072)	(22,072)

Adjusted EBITDA	50,331	19,928	631,599	(588)	(128)	(57,555)	643,587
Corporate and Others Expenses	—	—	—	—	—	57,555	57,555

Adjusted Property EBITDA	$50,331	$19,928	$631,599	$(588)	$(128)	$—	$701,142

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2015	2014
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$458,249	$701,142
Corporate and Others Expenses	(57,671)	(57,555)

Adjusted EBITDA	400,578	643,587
Payments to the Philippine Parties	(7,273)	—
Land Rent to Belle Corporation	(1,780)	(1,777)
Pre-opening Costs	(69,283)	(26,817)
Development Costs	(21)	(6,300)
Depreciation and Amortization	(226,422)	(186,526)
Share-based Compensation	(9,781)	(9,917)
Property Charges and Others	(3,839)	(1,947)
Gain on Disposal of Assets Held For Sale	—	22,072
Interest and Other Non-Operating Expenses, Net	(63,754)	(77,144)
Income Tax Expense	(378)	(2,993)

Net Income	18,047	352,238
Net Loss Attributable to Noncontrolling Interests	66,836	30,943

Net Income Attributable to Melco Crown Entertainment Limited	$84,883	$383,181

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Room Statistics:
Altira Macau
Average daily rate(3)	$208	$232	$218	$234
Occupancy per available room	99%	99%	99%	99%
Revenue per available room(4)	$206	$229	$215	$231

City of Dreams
Average daily rate(3)	$198	$196	$202	$197
Occupancy per available room	99%	99%	99%	99%
Revenue per available room(4)	$196	$194	$200	$194

City of Dreams Manila
Average daily rate(3)	$215	N/A	$219	N/A
Occupancy per available room	89%	N/A	83%	N/A
Revenue per available room(4)	$191	N/A	$183	N/A

Other Information:
Altira Macau
Average number of table games	123	136	122	139
Average number of gaming machines	56	N/A	58	N/A
Table games win per unit per day(5)	$17,915	$20,714	$18,682	$22,998
Gaming machines win per unit per day(6)	$89	N/A	$85	N/A

City of Dreams
Average number of table games	496	489	501	487
Average number of gaming machines	1,082	1,373	1,173	1,278
Table games win per unit per day(5)	$15,192	$24,608	$17,117	$26,406
Gaming machines win per unit per day(6)	$460	$457	$417	$494

City of Dreams Manila
Average number of table games	258	N/A	247	N/A
Average number of gaming machines	1,713	N/A	1,729	N/A
Table games win per unit per day(5)	$1,773	N/A	$1,532	N/A
Gaming machines win per unit per day(6)	$183	N/A	$164	N/A

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points